                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                                     DECEMBER 31, 1999    SEPTEMBER 30, 1999
                                                     -----------------    ------------------

ASSETS
  Current assets:
  Cash and cash equivalents                          $       1,076,496    $         469,407
  Trade and other receivables                                1,209,760            2,226,303
  Inventories                                               12,493,546           11,930,637
  Prepaid expenses and other                                   127,139              191,425
                                                     -----------------    -----------------
                                                            14,906,941           14,817,772

  Properties, plant and equipment, net                       6,443,421            6,790,627
  Mongolia mineral properties                               10,632,153           10,484,299
  Notes receivable                                             200,088              202,016
  Restricted cash and marketable securities                  9,477,534            9,344,541
  Other asset                                                4,248,875            4,248,875
  Other, net                                                     3,478                3,679
                                                     -----------------    -----------------
                                                     $      45,912,490    $      45,891,809
                                                     =================    =================

LIABILITIES

  Current liabilities:
  Accounts payable and accrued liabilities           $       1,045,335    $       2,132,614
  Notes payable                                                 70,742            1,049,493
                                                     -----------------    -----------------
                                                             1,116,077            3,182,107

  Notes payable, net of current portion                         21,491               22,811
  Reclamation obligations                                   13,265,700           13,265,700
  Deferred revenue                                           5,448,957            3,123,441
  Deferred credit                                            4,320,000            4,320,000
                                                     -----------------    -----------------
                                                            24,172,225           23,914,059
                                                     -----------------    -----------------
SHAREHOLDERS' EQUITY

  Share capital                                             37,439,402           37,439,402
  Retained earnings                                        (15,699,137)         (15,461,652)
                                                     -----------------    -----------------
                                                            21,740,265           21,977,750
                                                     -----------------    -----------------
                                                     $      45,912,490    $      45,891,809
                                                     =================    =================



ON BEHALF OF THE BOARD

/s/ EARL E. HOELLEN                           /s/ LUKAS H. LUNDIN
Earl E. Hoellen, Director                     Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                                        THREE MONTHS ENDED DECEMBER 31
                                                            1999              1998
                                                       --------------    --------------

OPERATIONS
Revenue
  Uranium sales                                        $    3,267,600    $    7,520,450
  Process milling                                             358,051         2,724,185
                                                       --------------    --------------
    Total revenue                                           3,625,651        10,244,635
                                                       --------------    --------------
Costs and expenses
  Uranium cost of sales                                     2,765,000         6,415,348
  Process milling expenditures                                162,221         1,655,722
  Selling, general and administrative                         964,877           967,369
  Depreciation                                                165,307           223,781
                                                       --------------    --------------
                                                            4,057,405         9,262,220
                                                       --------------    --------------

(Loss) operating income                                      (431,754)          982,415

  Net interest and other income                               194,269           234,993
                                                       --------------    --------------
(Loss) net income before taxes                               (237,485)        1,217,408

Provision for income taxes                                         --           477,997
                                                       --------------    --------------
(LOSS) NET INCOME FOR THE PERIOD                       $     (237,485)   $      739,411
                                                       ==============    ==============
Net income per common share                            $           --    $         0.01
                                                       ==============    ==============
(DEFICIT) RETAINED EARNINGS
(Deficit) Retained earnings, beginning of period          (15,461,652)        1,636,025
  (Loss) net income                                          (237,485)          739,411
                                                       --------------    --------------
(DEFICIT) RETAINED EARNINGS, END OF PERIOD             $  (15,699,137)   $    2,375,436
                                                       ==============    ==============

                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      (UNITED STATES DOLLARS) (UNAUDITED)



                                                               THREE MONTHS ENDED DECEMBER 31
                                                                    1999             1998
                                                               -------------    -------------

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

(Loss) net income for the period                               $    (237,485)   $     739,411
Items not affecting cash
  Depreciation and amortization                                      165,307          223,781
  Amortization of uranium sales contract purchase cost                    --          729,730
  Increase in deferred income taxes                                       --          470,197
                                                               -------------    -------------
                                                                     (72,178)       2,163,119
Changes in non-cash working capital items
  Decrease in marketable securities                                       --           11,731
  Decrease (increase) in trade and other receivables               1,016,542       (6,166,373)
  (Increase) decrease in inventories                                (342,341)       2,442,382
  Decrease in other current assets                                    48,500           63,677
  Decrease in other accounts payable and accrued liabilities      (1,087,278)        (172,089)
                                                               -------------    -------------
  NET CASH PROVIDED BY (USED IN) OPERATIONS                         (436,755)      (1,657,553)
                                                               -------------    -------------

INVESTING ACTIVITIES
  Properties, plant and equipment                                    (50,479)        (448,912)
  Mongolia mineral properties                                       (120,057)        (504,867)
  Collection of notes receivable                                       1,928              276
  (Increase) decrease in restricted marketable securities           (132,993)          53,310
                                                               -------------    -------------
  NET CASH USED IN INVESTMENT ACTIVITIES                            (301,601)        (900,193)
                                                               -------------    -------------

FINANCING ACTIVITIES
  Decrease in notes payable                                         (980,071)         (13,039)
  Increase (decrease) in deferred revenue                          2,325,516         (196,499)
                                                               -------------    -------------
  NET CASH USED IN FINANCING ACTIVITIES                            1,345,445         (209,538)
                                                               -------------    -------------

Increase (decrease) in cash and cash equivalents                     607,089       (2,767,284)
Cash and cash equivalents, beginning of period                       469,407        6,282,275
                                                               -------------    -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $   1,076,496    $   3,514,991
                                                               =============    =============
SUPPLEMENTARY CASH FLOW INFORMATION
  Cash interest paid                                                  38,009            3,754
  Cash interest received                                             167,630          162,683